Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

Solid results driven by continued pricing strength of 2.1% and positive volume of 0.5%; Remain confident in Fiscal Year 2014 outlook, with free cash flow(B) and adjusted net income(A) per share expected to exceed annual forecast range

Toronto, Ontario – October 30, 2014 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) today reported its financial results for the three and nine months ended September 30, 2014.

Third quarter highlights
-
Consolidated revenues of $521.2 million in the third quarter, an increase of 0.1% from the comparative period.  Excluding a negative impact of $10.1 million in foreign currency translation, consolidated revenues increased 2.0%

-	Consolidated organic revenue growth increased 2.2%, driven by higher pricing and positive volume
-	Adjusted EBITDA(A) of $139.8 million and adjusted operating income or adjusted operating EBIT(A) of $68.3 million
-	Reported and adjusted net income(A) per share of $0.36
-	Free cash flow(B) of $62.3 million. Excluding internal infrastructure investments, free cash flow(B) of $64.3 million, representing 12.3% of revenue

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“The third quarter financial results demonstrate the continued progress we are making on our strategic and operational initiatives, with improvement across all of our key financial measures, including consolidated revenues, adjusted EBITDA(A), adjusted operating EBIT(A) and free cash flow(B), excluding the impact of foreign currency exchange,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.  “Organic growth of 2.2% was driven by strong consolidated pricing in our collection service lines and by higher transfer and disposal volumes, which in total turned positive this quarter.  Additionally, free cash flow(B) of $64.3 million, excluding internal infrastructure investments, and adjusted net income per share(A) of $0.36, were higher than we anticipated for the quarter.  Given this year-to-date performance, we are increasing our expectations for both of these measures compared to our prior 2014 guidance.”

“We continue to see results as we implement the key components of our strategic plan, including the conversion of our fleet to automated and compressed natural gas (“CNG”) trucks.  We look forward to a solid full-year performance which will establish a strong foundation for continued revenue growth and margin expansion in 2015.”

Mr. Quarin continued, “During the quarter we focused on strategic capital allocation and will continue to pursue initiatives such as the potential divestiture of certain assets in the U.S. northeast that will enable the Company to fully realize and redeploy the value of its assets.  We are confident that the advancement of our operating strategies, the focused management of our asset base and our commitment to generating maximum returns will enhance value for our shareholders.”

Three months ended September 30, 2014
Reported revenues increased $0.5 million or 0.1% from $520.7 million in the third quarter of 2013 to $521.2 million in the third quarter of 2014.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 2.0% due in large part to a 2.1% increase attributable to higher overall pricing and slightly higher volumes, 0.5%, partially offset by lower recycled commodity pricing, fuel surcharges and divestitures.

Operating income was $65.5 million in the third quarter of 2014 versus $50.8 million in the third quarter of 2013.    Net income was $40.8 million versus $20.1 million in the third quarters of 2014 and 2013, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $139.8 million in the third quarter of 2014 versus $134.9 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $68.3 million or 10.8% higher in the quarter compared to $61.6 million in the same period last year.  Adjusted net income(A) was $41.2 million, or $0.36 per diluted share, compared to $31.3 million, or $0.27 per diluted share in the comparative period.

Progressive Waste Solutions Ltd. – September 30, 2014 - 1

Nine months ended September 30, 2014
For the nine months ended September 30, 2014, reported revenues decreased ($19.6) million or (1.3)% from $1,524.0 million in 2013 to $1,504.4 million in 2014.  Expressed on a reportable basis and at FX parity, revenues increased 1.3% on a comparative basis.  The increase is due in large part to a 2.0% increase attributable to higher overall pricing partially offset by a slight decline in volumes, (0.5%).

For the nine months ended September 30, operating income was $184.9 million in 2014 versus $174.6 million in 2013.  Net income was $107.6 million versus $81.7 million for the nine months ended September 30, 2014 and 2013, respectively.

Adjusted amounts
For the nine months ended September 30, adjusted EBITDA(A) was $384.6 million or (3.6)% lower in 2014 versus the $398.8 million posted in 2013.  Adjusted operating EBIT(A) was $190.7 million compared to the $187.0 million recorded last year.  Adjusted net income(A) was $113.2 million, or $0.98 per diluted share, compared to $93.7 million, or $0.81 per diluted share in the same period last year.

Other highlights
•
In October 2014, certain developments, including current local support for the development of the operating location necessary to execute the New York City long-term contract under the previous request for proposal, have made the likelihood of the award indeterminate at this time.  In light of these developments, we are required to test goodwill in the U.S. northeast for impairment.

2014 Guidance Update
The Company is updating its 2014 guidance in light of certain results realized through the third quarter this year, coupled with certain renewed expectations for the balance of 2014.    Details for each of these updates are outlined in the Changes to assumptions and impact on 2014 guidance outlook section of this press release.

Our updated guidance for the fiscal year ended 2014 are as follows (in millions of U.S. dollars, except per share amounts, Canadian dollars (“C$”) and where otherwise stated):

	Prior 2014 guidance	Updated 2014 guidance	Impact

Revenue	$1,990 to $2,010	$1,990 to $2,010	No change - high end of range
Adjusted EBITDA(A)	$528 to $538	$528 to $538	No change - low end of range
Amortization expense, as a percentage of revenue	14.2%	13.9%	Decrease
Adjusted operating EBIT(A)	$245 to $253	$245 to $253	No change
Interest on long-term debt	$64 to $66	$64 to $66	No change
Effective tax rate as a percentage of income before income tax expense and net loss from equity accounted investee	30% to 32%	23.5% to 24.5%	Decrease
Cash taxes (expressed on an adjusted basis)	$35 to $37	$32 to $34	Decrease
Adjusted net income(A)	$1.06 to $1.15	$1.31 to $1.32	Increase
per diluted share
Free cash flow(B)	$210 to $225	$231 to $237	Increase
excluding additional internal infrastructure investment
Capital and landfill expenditures excluding internal infrastructure investment and net proceeds on sale	$212 to $216	$196 to $200	Decrease
Internal infrastructure investment	$20	$18	Decrease
Expected annual cash dividend, payable on a quarterly basis	C$0.60 per share	C$0.60 per share, increased to C$0.64 per share effective September 30, 2014	Increase

Progressive Waste Solutions Ltd. – September 30, 2014 - 2

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended September 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)
	Three months ended		Nine months ended
	2014	2013	2014	2013

REVENUES	$521,157	$520,665	$1,504,428	$1,524,032
EXPENSES
OPERATING	323,603	323,392	938,025	939,059
SELLING, GENERAL AND ADMINISTRATION	60,486	69,148	187,576	194,502
AMORTIZATION	72,256	78,171	211,532	223,112
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(673)	(822)	(17,599)	(7,227)
OPERATING INCOME	65,485	50,776	184,894	174,586
INTEREST ON LONG-TERM DEBT	15,655	14,815	46,434	45,272
NET FOREIGN EXCHANGE LOSS (GAIN)	15	1,489	(169)	(1,480)
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(2,689)	2,597	7,795	1,537
RE-MEASUREMENT OF PREVIOUSLY HELD EQUITY INVESTMENT	-	-	(5,156)	-
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	52,504	31,875	135,990	129,257
INCOME TAX EXPENSE
Current	6,715	5,447	22,305	23,104
Deferred	4,975	6,304	6,018	24,356
	11,690	11,751	28,323	47,460
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	30	82	69
NET INCOME	40,814	20,094	107,585	81,728

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(25,414)	13,084	(26,997)	(16,737)

Derivatives designated as cash flow hedges, net of
income tax $nil and $nil (2013 - $26 and $556)	-	(47)	-	(1,033)
Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and ($225) (2013 - ($15) and ($242))	-	27	418	449
	-	(20)	418	(584)
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(25,414)	13,064	(26,579)	(17,321)
COMPREHENSIVE INCOME	$15,400	$33,158	$81,006	$64,407

Net income per weighted average share, basic and diluted	$0.36	$0.17	$0.94	$0.71
Weighted average number of shares outstanding
(thousands), basic and diluted	114,745	115,171	114,982	115,168

Progressive Waste Solutions Ltd. – September 30, 2014 - 3

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
September 30, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)
	September 30,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$29,828	$31,980
Accounts receivable	219,622	229,548
Other receivables	30	68
Prepaid expenses	46,075	34,886
Income taxes recoverable	3,329	2,531
Restricted cash	520	498
Other assets	672	2,149
	300,076	301,660

NET ASSETS HELD FOR SALE	52,810	-
OTHER RECEIVABLES	5,456	-
FUNDED LANDFILL POST-CLOSURE COSTS	11,412	10,690
INTANGIBLES	170,234	220,078
GOODWILL	897,574	905,347
LANDFILL DEVELOPMENT ASSETS	14,571	20,247
DEFERRED FINANCING COSTS	15,695	19,037
CAPITAL ASSETS	909,739	937,252
LANDFILL ASSETS	943,567	952,731
INVESTMENTS	923	5,659
OTHER ASSETS	15,093	19,869
	$3,337,150	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$82,816	$100,270
Accrued charges	143,572	136,991
Dividends payable	16,380	16,243
Income taxes payable	1,933	2,048
Deferred revenues	16,992	17,180
Current portion of long-term debt	5,410	5,969
Landfill closure and post-closure costs	8,434	10,332
Other liabilities	15,869	12,925
	291,406	301,958

LONG-TERM DEBT	1,459,758	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS	121,664	114,122
OTHER LIABILITIES	13,195	14,743
DEFERRED INCOME TAXES	141,571	129,887
	2,027,594	2,102,999

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,294,220 (December 31, 2013 - 114,852,852))	1,767,421	1,773,734
Restricted shares (issued and outstanding - 451,866 (December 31, 2013 - 322,352))	(10,122)	(6,654)
Additional paid in capital	4,256	2,796
Accumulated deficit	(343,529)	(398,414)
Accumulated other comprehensive loss	(108,470)	(81,891)
Total shareholders' equity	1,309,556	1,289,571
	$3,337,150	$3,392,570

Progressive Waste Solutions Ltd. – September 30, 2014 - 4

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended September 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)
	Three months ended		Nine months ended
	2014	2013	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$40,814	$20,094	$107,585	$81,728
Items not affecting cash
Restricted share expense	537	505	2,031	1,442
Accretion of landfill closure and post-closure costs	1,537	1,422	4,614	4,237
Amortization of intangibles	13,655	18,505	41,452	48,883
Amortization of capital assets	37,319	38,126	112,197	114,573
Amortization of landfill assets	21,282	21,540	57,883	59,656
Interest on long-term debt (amortization of deferred financing costs)	867	877	2,587	2,582
Non-cash interest income	(144)	-	(144)	-
Net gain on sale of capital landfill assets	(673)	(822)	(17,599)	(7,227)
Net (gain) loss on financial instruments	(2,689)	2,597	7,795	1,537
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Deferred income taxes	4,975	6,304	6,018	24,356
Net loss from equity accounted investee	-	30	82	69
Landfill closure and post-closure expenditures	(1,290)	(1,305)	(3,403)	(3,534)
Changes in non-cash working capital items	(19,969)	11,968	(32,733)	(8,176)
Cash generated from operating activities	96,221	119,841	283,209	320,126
INVESTING
Acquisitions	(166)	(1,530)	(9,917)	(3,169)
Investment in cost accounted for investee	-	-	-	(1,018)
Restricted cash deposits	-	(1)	(22)	(22)
Investment in other receivables	(22)	-	(89)	(134)
Proceeds from other receivables	20	138	57	416
Funded landfill post-closure costs	(578)	(520)	(1,160)	(686)
Purchase of capital assets	(40,169)	(67,277)	(132,598)	(165,960)
Purchase of landfill assets	(17,754)	(22,713)	(42,505)	(48,506)
Proceeds from the sale of capital and landfill assets	1,538	1,248	25,061	15,632
Investment in landfill development assets	(178)	(451)	(640)	(2,590)
Cash utilized in investing activities	(57,309)	(91,106)	(161,813)	(206,037)
FINANCING
Payment of deferred financing costs	-	-	(48)	(824)
Proceeds from long-term debt	60,272	109,015	162,202	667,116
Repayment of long-term debt	(82,971)	(131,624)	(220,780)	(730,064)
Proceeds from the exercise of stock options	32	109	99	112
Repurchase of common shares and related costs	(14)	(14)	(10,943)	(14)
Purchase of, net of proceeds from, restricted shares	93	(100)	(3,920)	(4,462)
Dividends paid to shareholders	(15,801)	(15,521)	(47,299)	(47,256)
Cash utilized in financing activities	(38,389)	(38,135)	(120,689)	(115,392)
Effect of foreign currency translation on cash and cash equivalents	(2,637)	1,481	(2,859)	(1,573)
NET CASH OUTFLOW	(2,114)	(7,919)	(2,152)	(2,876)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	31,942	34,983	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF PERIOD	$29,828	$27,064	$29,828	$27,064
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$27,049	$27,051	$27,049	$27,051
Cash equivalents	2,779	13	2,779	13
	$29,828	$27,064	$29,828	$27,064
Cash paid during the period for:
Income taxes	$6,047	$7,166	$29,248	$31,023
Interest	$15,530	$16,584	$45,684	$46,347

Progressive Waste Solutions Ltd. – September 30, 2014 - 5

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and nine months ended September 30, 2014.

			Three months ended
	September 30, 2013	September 30, 2014	September 30, 2014	September 30, 2014	September 30, 2014
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$520,665	$10,543	$531,208	$(10,051)	$521,157
Operating expenses	323,392	5,805	329,197	(5,594)	323,603
Selling, general and administration	69,148	(7,421)	61,727	(1,241)	60,486
Amortization	78,171	(4,543)	73,628	(1,372)	72,256
Net gain on sale of capital and landfill assets	(822)	273	(549)	(124)	(673)
Operating income	50,776	16,429	67,205	(1,720)	65,485
Interest on long-term debt	14,815	1,636	16,451	(796)	15,655
Net foreign exchange loss	1,489	(1,471)	18	(3)	15
Net loss (gain) on financial instruments	2,597	(5,638)	(3,041)	352	(2,689)
Income before net income tax expense and
net loss from equity accounted investee	31,875	21,902	53,777	(1,273)	52,504
Net income tax expense	11,751	280	12,031	(341)	11,690
Net loss from equity accounted investee	30	(31)	(1)	1	-
Net income	$20,094	$21,653	$41,747	$(933)	$40,814

Adjusted EBITDA(A)	$134,901	$8,318	$143,219	$(3,377)	$139,842
Adjusted EBITA(A)	$75,235	$8,230	$83,465	$(2,224)	$81,241
Adjusted operating income or adjusted operating EBIT(A)	$61,626	$8,516	$70,142	$(1,883)	$68,259
Adjusted net income(A)	$31,348	$10,700	$42,048	$(818)	$41,230
Free cash flow(B)	$26,992	$36,572	$63,564	$(1,304)	$62,260

Progressive Waste Solutions Ltd. – September 30, 2014 - 6

				Nine months ended
	September 30, 2013	September 30, 2014	September 30, 2014	September 30, 2014	September 30, 2014
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,524,032	$19,085	$1,543,117	$(38,689)	$1,504,428
Operating expenses	939,059	20,870	959,929	(21,904)	938,025
Selling, general and administration	194,502	(1,271)	193,231	(5,655)	187,576
Amortization	223,112	(6,338)	216,774	(5,242)	211,532
Net gain on sale of capital and landfill assets	(7,227)	(11,320)	(18,547)	948	(17,599)
Operating income	174,586	17,144	191,730	(6,836)	184,894
Interest on long-term debt	45,272	4,332	49,604	(3,170)	46,434
Net foreign exchange gain	(1,480)	1,291	(189)	20	(169)
Net loss on financial instruments	1,537	6,754	8,291	(496)	7,795
Re-measurement gain on previously held
equity investment	-	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and
net loss from equity accounted investee	129,257	10,406	139,663	(3,673)	135,990
Net income tax expense	47,460	(18,252)	29,208	(885)	28,323
Net loss from equity accounted investee	69	19	88	(6)	82
Net income	$81,728	$28,639	$110,367	$(2,782)	$107,585

Adjusted EBITDA(A)	$398,848	$(2,733)	$396,115	$(11,528)	$384,587
Adjusted EBITA(A)	$224,619	$(3,022)	$221,597	$(7,090)	$214,507
Adjusted operating income or adjusted operating EBIT(A)	$187,037	$10,853	$197,890	$(7,236)	$190,654
Adjusted net income(A)	$93,735	$22,502	$116,237	$(3,018)	$113,219
Free cash flow(B)	$133,332	$36,817	$170,149	$(2,784)	$167,365

Progressive Waste Solutions Ltd. – September 30, 2014 - 7

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Nine months ended
		September 30		September 30
	2014	2013	2014	2013

Operating income	$65,485	$50,776	$184,894	$174,586
Transaction and related costs (recoveries) - SG&A	29	64	(913)	(111)
Fair value movements in stock options - SG&A(*)	1,557	4,811	3,297	6,061
Restricted share expense - SG&A(*)	181	266	1,006	792
Non-operating or non-recurring expenses - SG&A	1,007	1,635	2,370	1,635
Impairment of intangible assets - Amortization	-	4,074	-	4,074
Adjusted operating income or adjusted operating EBIT(A)	68,259	61,626	190,654	187,037
Net gain on sale of capital and landfill assets	(673)	(822)	(17,599)	(7,227)
Amortization(*)(*)	72,256	74,097	211,532	219,038
Adjusted EBITDA(A)	139,842	134,901	384,587	398,848
Amortization of capital and landfill assets	(58,601)	(59,666)	(170,080)	(174,229)
Adjusted EBITA(A)	$81,241	$75,235	$214,507	$224,619

Net income	$40,814	$20,094	$107,585	$81,728
Transaction and related costs (recoveries) - SG&A	29	64	(913)	(111)
Fair value movements in stock options - SG&A(*)	1,557	4,811	3,297	6,061
Restricted share expense - SG&A(*)	181	266	1,006	792
Non-operating or non-recurring expenses - SG&A	1,007	1,635	2,370	1,635
Impairment of intangible assets - Amortization	-	4,074	-	4,074
Net (gain) loss on financial instruments	(2,689)	2,597	7,795	1,537
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Net income tax (recovery) expense	331	(2,193)	(2,765)	(1,981)
Adjusted net income(A)	$41,230	$31,348	$113,219	$93,735
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

Adjusted net income (A)
per weighted average share, basic	$0.36	$0.27	$0.98	$0.81
Adjusted net income (A)
per weighted average share, diluted	$0.36	$0.27	$0.98	$0.81

Replacement and growth expenditures
Replacement expenditures	$30,228	$73,390	$104,771	$134,039
Growth expenditures	27,695	16,600	70,332	80,427
Total replacement and growth expenditures	$57,923	$89,990	$175,103	$214,466

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$96,221	$119,841	$283,209	$320,126
Free cash flow(B)	$62,260	$26,992	$167,365	$133,332
Free cash flow (B)
per weighted average share, diluted	$0.54	$0.23	$1.46	$1.16

Dividends
Dividends paid (common shares)	$15,801	$15,521	$47,299	$47,256

Progressive Waste Solutions Ltd. – September 30, 2014 - 8

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					September 30
	2013	2014	Change	2014	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$520,665	$531,208	$10,543	$521,157	$492
Canada	$199,053	$209,179	$10,126	$199,128	$75
U.S. south	$223,437	$231,817	$8,380	$231,817	$8,380
U.S. northeast	$98,175	$90,212	$(7,963)	$90,212	$(7,963)

Operating expenses	$323,392	$329,197	$5,805	$323,603	$211
Canada	$112,600	$117,100	$4,500	$111,506	$(1,094)
U.S. south	$142,975	$150,221	$7,246	$150,221	$7,246
U.S. northeast	$67,817	$61,876	$(5,941)	$61,876	$(5,941)

SG&A (as reported)	$69,148	$61,727	$(7,421)	$60,486	$(8,662)
Canada	$17,999	$17,710	$(289)	$16,911	$(1,088)
U.S. south	$22,040	$23,305	$1,265	$23,305	$1,265
U.S. northeast	$9,198	$9,241	$43	$9,241	$43
Corporate	$19,911	$11,471	$(8,440)	$11,029	$(8,882)

EBITDA(A) (as reported)	$128,125	$140,284	$12,159	$137,068	$8,943
Canada	$68,454	$74,369	$5,915	$70,711	$2,257
U.S. south	$58,422	$58,291	$(131)	$58,291	$(131)
U.S. northeast	$21,160	$19,095	$(2,065)	$19,095	$(2,065)
Corporate	$(19,911)	$(11,471)	$8,440	$(11,029)	$8,882

Adjusted SG&A	$62,372	$58,792	$(3,580)	$57,712	$(4,660)
Canada	$17,999	$17,710	$(289)	$16,911	$(1,088)
U.S. south	$22,040	$23,305	$1,265	$23,305	$1,265
U.S. northeast	$9,198	$9,241	$43	$9,241	$43
Corporate	$13,135	$8,536	$(4,599)	$8,255	$(4,880)

Adjusted EBITDA(A)	$134,901	$143,219	$8,318	$139,842	$4,941
Canada	$68,454	$74,369	$5,915	$70,711	$2,257
U.S. south	$58,422	$58,291	$(131)	$58,291	$(131)
U.S. northeast	$21,160	$19,095	$(2,065)	$19,095	$(2,065)
Corporate	$(13,135)	$(8,536)	$4,599	$(8,255)	$4,880

Progressive Waste Solutions Ltd. – September 30, 2014 - 9

			Nine months ended
					September 30
	2013	2014	Change	2014	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,524,032	$1,543,117	$19,085	$1,504,428	$(19,604)
Canada	$577,002	$597,622	$20,620	$558,933	$(18,069)
U.S. south	$655,992	$682,925	$26,933	$682,925	$26,933
U.S. northeast	$291,038	$262,570	$(28,468)	$262,570	$(28,468)

Operating expenses	$939,059	$959,929	$20,870	$938,025	$(1,034)
Canada	$319,759	$338,336	$18,577	$316,432	$(3,327)
U.S. south	$413,320	$436,380	$23,060	$436,380	$23,060
U.S. northeast	$205,980	$185,213	$(20,767)	$185,213	$(20,767)

SG&A (as reported)	$194,502	$193,231	$(1,271)	$187,576	$(6,926)
Canada	$53,806	$54,109	$303	$50,606	$(3,200)
U.S. south	$65,559	$67,169	$1,610	$67,169	$1,610
U.S. northeast	$26,325	$26,499	$174	$26,499	$174
Corporate	$48,812	$45,454	$(3,358)	$43,302	$(5,510)

EBITDA(A) (as reported)	$390,471	$389,957	$(514)	$378,827	$(11,644)
Canada	$203,437	$205,177	$1,740	$191,895	$(11,542)
U.S. south	$177,113	$179,376	$2,263	$179,376	$2,263
U.S. northeast	$58,733	$50,858	$(7,875)	$50,858	$(7,875)
Corporate	$(48,812)	$(45,454)	$3,358	$(43,302)	$5,510

Adjusted SG&A	$186,125	$187,073	$948	$181,816	$(4,309)
Canada	$53,806	$54,109	$303	$50,606	$(3,200)
U.S. south	$65,559	$67,169	$1,610	$67,169	$1,610
U.S. northeast	$26,325	$26,499	$174	$26,499	$174
Corporate	$40,435	$39,296	$(1,139)	$37,542	$(2,893)

Adjusted EBITDA(A)	$398,848	$396,115	$(2,733)	$384,587	$(14,261)
Canada	$203,437	$205,177	$1,740	$191,895	$(11,542)
U.S. south	$177,113	$179,376	$2,263	$179,376	$2,263
U.S. northeast	$58,733	$50,858	$(7,875)	$50,858	$(7,875)
Corporate	$(40,435)	$(39,296)	$1,139	$(37,542)	$2,893

Progressive Waste Solutions Ltd. – September 30, 2014 - 10

Revenues
Gross revenue by service type
The table below present’s gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Nine months ended
			September 30				September 30
	2014	%	2013	%	2014	%	2013	%

Commercial	$178,011	34.2	$177,185	34.0	$527,828	35.1	$529,390	34.7
Industrial	96,309	18.5	96,008	18.4	272,829	18.1	276,588	18.1
Residential	116,375	22.3	118,623	22.8	341,451	22.7	350,417	23.0
Transfer and disposal	186,643	35.8	187,933	36.1	520,398	34.6	533,394	35.0
Recycling	15,905	3.1	14,216	2.7	48,998	3.3	43,611	2.9
Other	9,873	1.9	11,166	2.1	29,037	1.9	32,763	2.1
Gross revenues	603,116	115.8	605,131	116.1	1,740,541	115.7	1,766,163	115.8

Intercompany	(81,959)	(15.8)	(84,466)	(16.1)	(236,113)	(15.7)	(242,131)	(15.8)
Revenues	$521,157	100.0	$520,665	100.0	$1,504,428	100.0	$1,524,032	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended		Nine months ended
		September 30		September 30
	2014	2013	2014	2013

Price
Price	2.1	1.1	2.0	1.0
Fuel surcharges	(0.1)	0.1	(0.1)	0.1
Recycling and other	(0.3)	0.6	0.1	(0.1)
Total price growth	1.7	1.8	2.0	1.0

Volume	0.5	1.5	(0.5)	1.2
Total organic growth	2.2	3.3	1.5	2.2

Net acquisitions	(0.2)	5.3	(0.2)	7.5
Total growth excluding FX	2.0	8.6	1.3	9.7

FX	(1.9)	(1.7)	(2.6)	(0.9)
Total growth (decline) including FX	0.1	6.9	(1.3)	8.8

Progressive Waste Solutions Ltd. – September 30, 2014 - 11

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Nine months ended
			September 30			September 30
	2014	2013	Change	2014	2013	Change

Cash generated from operating activities	$96,221	$119,841	$(23,620)	$283,209	$320,126	$(36,917)

Operating and investing
Stock option expense(*)	1,557	4,811	(3,254)	3,297	6,061	(2,764)
LTIP portion of restricted share expense	(356)	(239)	(117)	(1,025)	(650)	(375)
Acquisition and related
costs (recoveries)	29	64	(35)	(913)	(111)	(802)
Non-operating or non-recurring expenses	1,007	1,635	(628)	2,370	1,635	735
Changes in non-cash working capital items	19,969	(11,968)	31,937	32,733	8,176	24,557
Capital and landfill asset purchases(*)(*)	(57,923)	(89,990)	32,067	(175,103)	(214,466)	39,363
Proceeds from the sale of capital and landfill assets	1,538	1,248	290	25,061	15,632	9,429

Financing
Purchase of restricted shares(*)	203	101	102	(2,095)	(1,591)	(504)
Net realized foreign
exchange loss (gain)	15	1,489	(1,474)	(169)	(1,480)	1,311
Free cash flow(B)	$62,260	$26,992	$35,268	$167,365	$133,332	$34,033

Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $2,000 and $5,900 for the three months ended and $12,500 and $34,000 for the nine months ended September 30, 2014 and 2013, respectively.

Progressive Waste Solutions Ltd. – September 30, 2014 - 12

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and our free cash flow(B).

	Three months ended			Nine months ended
			September 30			September 30
	2014	2013	Change	2014	2013	Change

Adjusted EBITDA(A)	$139,842	$134,901	$4,941	$384,587	$398,848	$(14,261)

Purchase of restricted shares(*)	203	101	102	(2,095)	(1,591)	(504)
Capital and landfill asset purchases(*)(*)	(57,923)	(89,990)	32,067	(175,103)	(214,466)	39,363
Proceeds from the sale of capital and landfill assets	1,538	1,248	290	25,061	15,632	9,429
Landfill closure and post- closure expenditures	(1,290)	(1,305)	15	(3,403)	(3,534)	131
Landfill closure and post- closure cost accretion expense	1,537	1,422	115	4,614	4,237	377
Interest on long-term debt	(15,655)	(14,815)	(840)	(46,434)	(45,272)	(1,162)
Non-cash interest expense	723	877	(154)	2,443	2,582	(139)
Current income tax expense	(6,715)	(5,447)	(1,268)	(22,305)	(23,104)	799
Free cash flow(B)	$62,260	$26,992	$35,268	$167,365	$133,332	$34,033

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $2,000 and $5,900 for the three months ended and $12,500 and $34,000 for the nine months ended September 30, 2014 and 2013, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA is 2.83 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

	2014			2013
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9402		$0.9707
March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912
June 30	$0.9367	$0.9170	$0.9116	$0.9513	$0.9772	$0.9841
September 30	$0.8922	$0.9180	$0.9137	$0.9723	$0.9630	$0.9770

Progressive Waste Solutions Ltd. – September 30, 2014 - 13

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.16 Canadian per share to shareholders of record on December 31, 2014.  The dividend will be paid on January 15, 2015.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Progressive Waste Solutions Ltd. – September 30, 2014 - 14

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance Outlook
Included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014, was our guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors.  On July 25, 2014, we refined our guidance for the fiscal year ending December 31, 2014, which was included in our second quarter press release.  On October 30, 2014, we updated our guidance for the fiscal year ending December 31, 2014, which was included in our third quarter press release.  All press releases are available at www.sec.gov and www.sedar.com.  Details of the changes to our assumptions and their impact on our 2014 guidance outlook are provided below.

Changes to assumptions and impact on 2014 guidance outlook
(All amounts are in thousands of U.S. dollars, unless otherwise stated)

Revenues
Our full year revenue guidance range is unchanged, but we expect revenues to come in at the high end of our range due in large part to stronger than expected volume growth.  Our plan for 2014 contemplated a certain mix of revenues, and while we expect to achieve our revenue targets for 2014 we expected to have a higher contribution from higher margin commercial collection and disposal services rather than lower margin transfer station operations.  In addition, our 2014 plans didn’t contemplate the competitive disposal environment in our U.S. northeast operations, which resulted in lower landfill volumes as we maintained disciplined disposal pricing.

Adjusted EBITDA(A)
Our adjusted EBITDA(A) guidance range is also unchanged, but EBITDA(A) is expected to come in at the low end our range.  As noted in the revenue discussion above, revenue mix was a significant contributor to this outlook update, where lower margin revenues contributed more than we anticipated relative to higher margin commercial and landfill revenues.  Additionally, delays in the timing of vehicle receipts, relative to our original plan, were also a contributing factor to higher vehicle operating and repair and maintenance costs.  We also underperformed on our insurance and claims expectations for 2014.

Progressive Waste Solutions Ltd. – September 30, 2014 - 15

Amortization expense
Our updated outlook for amortization expense is lower than our original expectation of 14.2% of revenues.  Approximately 100 basis points of the approximately 300 basis point decline is due to our revenue expectation at the high end of the range.  The balance of change is due in large part to revenue mix, where transfer station revenues contributed more than we expected to consolidated revenues and landfills contributed less.  Higher landfill revenues are generally tied to higher volumes and as such attract an amortization charge for both the consumption of airspace and the recognition of additional asset retirement obligations.  Accordingly, we expect amortization expense to be approximately $4,000 lower than our original plan, which expressed net of our updated effective tax rate and on a per share basis, results in an approximately three cent per share improvement.

Effective tax rate
Our updated outlook calls for a lower effective tax rate.  Our original estimate of between 30 and 32% has been updated to between 23.5 and 24.5%.  The lower effective tax rate is a reflection of where we currently expect to generate income before tax in 2014 versus our original 2014 plan, the amount of taxable income we expect to generate in light of our updated revenue growth plans, lower withholding taxes, and lower tax base true-ups.  Accordingly, we expect lower income tax expense to represent an improvement of approximately eight cents to adjusted net income(A) per diluted share.

Cash taxes (expressed on an adjusted basis)
Our updated outlook anticipates lower overall cash taxes than originally forecast.  Slightly lower state taxes, due in part to our performance, and to lower state taxes than originally planned for, coupled with lower withholding tax expectations, are the primary reasons for the lower cash tax outlook.  The impact to adjusted net income(A) per diluted share resulting from lower cash tax expectations is captured above in the update to our effective tax rate discussion.

Adjusted net income per share(A)
Our update to adjusted net income per share(A) also includes an update in our expectations for gains and losses recognized on the sale of capital and landfill assets.  Gains realized on the Calgary buffer land sale, the sale of a transfer station in our U.S. northeast segment and gains recognized on other asset dispositions throughout the year, are higher than originally expected.  The improvement to adjusted net income(A) per diluted share is approximately eleven cents.

Free cash flow(B) and items impacting free cash flow(B)
We expect free cash flow(B) to be higher than originally predicted for 2014 due in large part to higher than anticipated proceeds recognized on asset sales.  Slightly lower than expected EBITDA(A), addressed above,  was offset by lower than expected capital and landfill expenditures, addressed below.  Lower expected cash taxes, addressed above, also contributed to higher than originally anticipated free cash flow(B).

Capital and landfill expenditures, excluding internal infrastructure investment
We anticipate that capital and landfill expenditures will be lower than originally expected for 2014.  The lower spending expectation reflects lower than predicted replacement expenditures, which we expect will come in at slightly over 8% of revenues in 2014 compared to the 10% originally forecast in our 2014 plan.  Partially offsetting the decline in replacement capital spending is higher than planned growth spending.  Growth spending for organic volume growth, most notably in our U.S. south segment, outpaced our expectations for 2014.

Other assumptions and factors
All other assumptions and factors remain unchanged and are consistent with those outlined in our February 13, 2014 press releases.

Caution regarding forward looking statements
The Company’s 2014 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

Progressive Waste Solutions Ltd. – September 30, 2014 - 16

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Thursday, October 30, 2014, at 8:30 a.m. (ET) to discuss results for the three and nine months ended September 30, 2014. Participants may listen to the call by dialing 1-888-300-0053, conference ID 13349230, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Thursday, November 13, 2014, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 13349230. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – September 30, 2014 - 17